UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MCI, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

552691206

(CUSIP Number)

Marianne Drost, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

(212) 395-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

May 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 552691206	Schedule 13D

(1)	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Verizon Communications Inc. 23-2259884
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 shares (8) Shared Voting Power 43,447,684 shares (9) Sole Dispositive Power 0 shares (10) Shared Dispositive Power 43,447,684 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 43,447,684 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 13.4%*
(14)	Type of Reporting Person HC

*	Computed on the basis of 325,238,536 shares of common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 9, 2005.

CUSIP No. 552691206

(1)	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only). Eli Acquisition, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 shares (8) Shared Voting Power 43,447,684 shares (9) Sole Dispositive Power 0 shares (10) Shared Dispositive Power 43,447,684 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 43,447,684 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 13.4%*
(14)	Type of Reporting Person OO

*	Computed on the basis of 325,238,536 shares of common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 9, 2005.

Amendment No. 1 to Schedule 13D

The following information supplements and amends the information contained in the Schedule 13D previously filed on April 15, 2005 (the “Schedule 13D”) by Verizon Communications Inc., a Delaware corporation (“Verizon”), and Eli Acquisition, LLC, a Delaware limited liability company (“Eli Acquisition” and, together with Verizon, the “Reporting Persons”), relating to the beneficial ownership of common stock, par value $.01 per share (the “Common Stock”), of MCI, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule13D.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure previously contained in Item 3 of the Schedule 13D is hereby replaced in its entirety with the following:

“The aggregate amount of funds required to purchase the shares of Common Stock described in Item 5(a) is $1,120,689,085, which amount was paid at the closing on May 17, 2005, plus an adjustment amount per share of Common Stock, payable on the first business day prior to the one-year anniversary of the Stock Purchase Agreement (as defined below), equal to 0.7241 times the amount, if any, by which the price of Verizon’s common stock then exceeds $35.52 per share (measured over a 20-day period); provided that if the Merger (as defined below) occurs prior to such date and Verizon’s common stock exceeds $62.50 per share (as measured over such 20-day period), such adjustment amount per share of common stock shall be 0.7241 times $26.98. Eli Acquisition obtained and, in the case of any adjustment amount, will obtain such funds from its parent, Verizon, and Verizon obtained and, in the case of any adjustment amount, will obtain such funds from its internally generated working capital.”

Item 4. Purpose of Transaction

The disclosure previously contained in the first two paragraphs of Item 4 is hereby replaced in its entirety with the following four paragraphs:

“On February 14, 2005, Verizon and Eli Acquisition entered into an Agreement and Plan of Merger (as amended on March 4, 2005, March 29, 2005 and May 1, 2005, the “Merger Agreement”) with the Issuer. Subject to the terms and conditions of the Merger Agreement, at the closing of the merger (the “Merger”), the Issuer will be merged with and into Eli Acquisition, and Eli Acquisition, which will be renamed MCI, LLC, will continue as a wholly owned subsidiary of Verizon (or in certain situations, as provided in the Merger Agreement, a wholly owned corporate subsidiary of Verizon will merge with and into the Issuer, with the Issuer continuing as the surviving corporation). At the closing of the Merger, each share of Common Stock will be converted into the right to receive shares of Verizon common stock and cash in accordance with the Merger Agreement.

On April 9, 2005, Verizon, and its wholly owned subsidiary, Eli Acquisition, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Controladora de Servicios de Telecomunicaciones, S.A. de C.V., Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (collectively, the “Sellers”), pursuant to which Eli Acquisition agreed to acquire from the Sellers 43,447,684 shares of Common Stock, for total consideration per share equal to $25.72 in cash, plus an additional cash amount of three percent per annum from April 9, 2005 until the closing date of the Stock Purchase Agreement. Under the Stock Purchase Agreement, Eli Acquisition also agreed to pay the Sellers an adjustment amount on the first business day prior to the one-year anniversary of the Stock Purchase Agreement in an amount per share of Common Stock equal to 0.7241 times the amount, if any, by which the price of Verizon’s common stock then exceeds $35.52 per share (measured over a 20-day period); provided that if the Merger occurs prior to such date and Verizon’s common stock exceeds $62.50 (as measured over such 20-day period), such adjustment amount per share of common stock shall be 0.7241 times $26.98. In addition, under the Stock Purchase Agreement, the Sellers agreed not to knowingly take actions which would reasonably be expected to delay materially or prevent the transactions contemplated by the Merger Agreement described below and have agreed to support the transactions contemplated by the Merger Agreement.

On April 11, 2005, Verizon and Eli Acquisition filed a notification with the Federal Trade Commission and the United States Department of Justice (the “DOJ”) pursuant to the Hart-Scott Rodino Act of 1976, as amended. Subsequently, the DOJ determined that the transactions contemplated by the Share Purchase Agreement will not violate the antitrust laws provided Verizon and Eli Acquisition adhere to certain terms and conditions set forth in an Agreement, dated as of May 11, 2005 (the “DOJ Agreement”), between Verizon and the DOJ. Among other things, the DOJ Agreement provides that Verizon and Eli Acquisition agree to refrain from taking certain actions with respect to MCI prior to the consummation of the Merger and enter into the Trust Agreement (as defined below) and transfer the shares of Common Stock to be purchased from the Sellers to Richard L. Thornburgh (the “Trustee”) to be held in trust for the exclusive benefit of Verizon and Eli Acquisition, as sole beneficiaries, pending the consummation of the Merger.

On May 17, 2005, the closing under the Stock Purchase Agreement occurred and Verizon, acting through its wholly owned subsidiary, Eli Acquisition, acquired 43,447,684 shares of Common Stock from the Sellers for an amount equal to $1,120,689,085. Also on May 17, 2005, Eli Acquisition entered into an Assignment of Registration Rights with the Sellers and MCI (the “Assignment of Registration Rights”). Promptly following the acquisition, Verizon and Eli Acquisition transferred the 43,447,684 shares of Common Stock acquired from the Sellers to the trust pursuant to the terms of the DOJ Agreement and the Trust Agreement.”

Item 5. Interest in Securities of the Issuer

The disclosure in Items 5(a)-(b) is hereby replaced in its entirety with the following:

“(a)–(b) Verizon and Eli Acquisition are the beneficial owners of 43,447,684 shares of Common Stock. As of the date hereof, neither Verizon nor Eli Acquisition owns of record any shares of Common Stock. 43,447,684 shares of Common Stock are held in trust by the Trustee for the exclusive benefit of Verizon and Eli Acquisition, as sole beneficiaries. Verizon is deemed to have beneficial ownership of such shares of Common Stock because Eli Acquisition is a wholly owned subsidiary of Verizon. Eli Acquisition and Verizon have shared voting power, subject to the terms of the Trust Agreement described below, and shared dispositive power with respect to such shares of Common Stock beneficially owned by them. Neither of such entities has sole voting power or sole dispositive power with respect to such shares of Common Stock. Such shares of Common Stock constitute approximately 13.4% of the Common Stock outstanding (based on the number of shares outstanding as contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 9, 2005). Eli Acquisition and Verizon also have the right to receive all dividends paid on the Shares. None of the persons listed on Schedule I hereto has, or has the right to acquire, voting or dispositive power with respect to any shares of Common Stock.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby replaced in its entirety with the following:

“Pursuant to the terms of the DOJ Agreement, Verizon and Eli Acquisition have agreed that, during the term of the DOJ Agreement, they and their officers, directors, employees, agents or representatives will not (i) serve or seek to serve as directors, officers or employees of MCI, (ii) seek or accept the right to nominate or advise with respect to the nomination of directors of MCI, (iii) attend or participate in meetings of MCI’s board of directors, except as they may be invited to make specific presentations relating to the Merger, (iv) participate in internal management decisions of MCI or (v) seek to obtain confidential business information from MCI, except as required by law, pursuant to confidentiality agreements in connection with the Merger or with notice to the DOJ. Verizon is not prevented from exercising its rights under the Merger Agreement or engaging in customary, lawful planning for the consummation of the Merger under the terms of the DOJ Agreement. The DOJ Agreement terminates upon the earlier of the consummation of the Merger and the sale by the Trustee of the shares of Common Stock held in trust for the benefit of Verizon.

Pursuant to the terms of the Trust Agreement, dated as of May 11, 2005, among Verizon, Eli Acquisition and the Trustee, and as required by the DOJ Agreement, the Trustee holds the shares of Common Stock purchased by Verizon from the Sellers in trust for the exclusive benefit of Verizon and Eli Acquisition, as sole beneficiaries. The Trust Agreement also provides, among other things, that the Trustee will vote the shares of Common Stock as directed by Verizon on matters such as the approval of the Merger, the election of MCI directors and other matters that, in Verizon’s reasonable judgment, could be expected to further or hinder the ultimate approval of the Merger. With respect to other matters, the Trustee has agreed to grant MCI a proxy to vote the shares of Common Stock held by the Trustee in the same proportion as the remaining shares of MCI are voted. The Trustee and its employees, agents and representatives are required to refrain from taking actions similar to those described above with respect to Verizon under the DOJ Agreement. If the Merger is consummated, or under certain other circumstances, the Trustee will transfer the shares of Common Stock held by it to Verizon. If by May 1, 2006, (i) the DOJ has not made a decision on whether to seek an injunction blocking the Merger or (ii) the Merger Agreement is terminated without the Merger being consummated, the Trustee will sell the shares of Common Stock at the most favorable price and on the most favorable terms then obtained by reasonable effort, subject to certain exceptions.

Pursuant to the Assignment of Registration Rights, the Sellers assigned to Eli Acquisition the registration rights and other rights available to the Common Stock set forth in the Registration Rights Agreement, dated as of April 20, 2004, among MCI and the other parties listed on the signature pages thereto, as amended from time to time (the “Registration Rights Agreement”), and MCI consented to such assignment; provided that Eli Acquisition agreed to waive the registration rights contained in Section 2.1 of the Registration Rights Agreement.

Except as set forth in this Schedule 13D, to the knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.”

Item 7. Material to Be Filed as Exhibits

The following is added to the end of Item 7.

“99.1.	Amendment to Agreement and Plan of Merger, dated as of May 1, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on May 2, 2005).

99.2.	Agreement, dated as of May 11, 2005, among Verizon Communications Inc. and the United States Department of Justice.

99.3.	Trust Agreement, dated as of May 11, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and Richard L. Thornburgh.

99.4.	Registration Rights Agreement, dated as of April 20, 2004, among MCI, Inc. and the securityholders named therein (incorporated by reference to Exhibit 4.6 to MCI’s Annual Report on Form 10-K filed on April 29, 2004).

99.5.	Assignment of Registration Rights, dated May 17, 2005, among the Sellers, Eli Acquisition, LLC and MCI, Inc.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2005

VERIZON COMMUNICATIONS INC.

By:	/s/ Marianne Drost
Name:	Marianne Drost
Title:	Senior Vice President, Deputy General
Counsel and Corporate Secretary

ELI ACQUISITION, LLC

By:	/s/ Marianne Drost
Name:	Marianne Drost
Title:	Vice President and Secretary

Exhibit Index

99.1	Amendment to Agreement and Plan of Merger, dated as of May 1, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (incorporated by reference to Exhibit 2.1 to Verizon’s Current Report on Form 8-K filed on May 2, 2005).

99.2	Agreement, dated as of May 11, 2005, between Verizon Communications Inc. and the United States Department of Justice.

99.3	Trust Agreement, dated as of May 11, 2005, among Verizon Communications Inc., Eli Acquisition, LLC and Richard L. Thornburgh.

99.4	Registration Rights Agreement, dated as of April 20, 2004, among MCI, Inc. and the securityholders named therein (incorporated by reference to Exhibit 4.6 to MCI’s Annual Report on Form 10-K filed on April 29, 2004).

99.5	Assignment of Registration Rights, dated May 17, 2005, among the Sellers, Eli Acquisition, LLC and MCI, Inc.